FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 23, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing top management changes.

2.	News release issued on February 23, 2006, by the registrant, announcing proposed senior management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: March 8, 2006

February 23, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Tokyo)	Makoto Mihara (Osaka)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Announces Proposed Top Management Changes

Osaka, Japan, February 23, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known by its Panasonic brand, today announced the following proposed changes in its top management personnel. These proposed changes will be submitted for, and subject to, approval at the company’s ordinary general meeting of shareholders to be held on June 28, 2006.

Details of the changes, effective on June 28, 2006, are as follows:

Proposed changes

Chairman of the Board:	Kunio Nakamura
(current President)

President, Member of the Board:	Fumio Ohtsubo
(current Senior Managing Director)

Executive Advisor:	Yoichi Morishita
(current Chairman of the Board)

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February 23, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Tokyo)	Makoto Mihara (Osaka)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Announces Proposed Senior Management Changes

Osaka, Japan, February 23, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known by its Panasonic brand products, today announced the following changes of the members of the Board of Directors and Executive Officers, effective April 1, 2006, and proposed changes of the members of the Board of Directors and Corporate Auditors, effective June 28, 2006.

These proposed changes will be submitted for, and subject to, approval at the company’s ordinary general meeting of shareholders to be held on June 28, 2006.

1. Members of the Board of Directors (Effective April 1, 2006)

(changes in titles shown in parentheses)

Title	Name	Main New Responsibilities
Chairman of the Board	Yoichi Morishita

Vice Chairman of the Board	Masayuki Matsushita

President	Kunio Nakamura

Executive Vice Presidents	Kazuo Toda	In charge of Domestic Resale*

	Takami Sano	Representative in Tokyo, President of Panasonic Automotive Systems Company, in charge of Industrial Sales, Panasonic System Solutions Company, Corporate Construction Business Promotion Division and Panasonic EV Energy Co., Ltd.

	Susumu Koike (Promoted)	In charge of Technology, Semiconductor Company

	Tetsuya Kawakami (Promoted)	In charge of Finance and Accounting

Senior Managing Directors	Fumio Ohtsubo

	Toshihiro Sakamoto (Promoted)	President of Panasonic AVC Networks Company

- more -

Managing Directors	Takahiro Mori	In charge of Planning, Associate Director of Corporate Management Quality Innovation Division, Associate Director of Corporate IT Innovation Division, in charge of Panasonic Start-up Fund

	Shinichi Fukushima	In charge of Personnel, General Affairs, Social Relations, e-Work Promotion Office

Directors	Ikuo Uno

Yoshifumi Nishikawa

Yoshitaka Hayashi (effective February 23)

In charge of FF-type Kerosene Fan Heater Recall* (effective February 23)

Director of Corporate Management Division for China and Northeast Asia, Chairman of Panasonic Corporation of China (effective April 1)

	Hidetsugu Otsuru (effective February 23)	In charge of Facility Management, Quality Assurance and Environmental Affairs, concurrently Director of Corporate Environmental Affairs Division, in charge of Recycling Business Promotion

	Masaki Akiyama	In charge of Systems Business*

	Mikio Ito	Director of Corporate Legal Affairs Division, in charge of Corporate Risk Management, Corporate Information Security, Business Ethics, and Legal Consultations & Solutions Center*

	Ikusaburo Kashima	Deputy Chief of Overseas Operations, concurrently Director of Global Strategy Research Institute

Honorary Chairman of the Board of Directors and Executive Advisor	Masaharu Matsushita

*	Translation tentative

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Yoshifumi Nishikawa are “outside directors,” as provided by the Commercial Code of Japan.

2. Members of the Board of Corporate Auditors

Title	Name	Responsibilities
Senior Corporate Auditors	Kazumi Kawaguchi	Chairman of Matsushita Group Corporate Auditors’ Council

Yukio Furuta

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Note:	Yasuo Yoshino and Ikuo Hata are “outside corporate auditors,” as provided by “the law concerning Exceptional Measures to the Commercial Code” of Japan.

- more -

3. Executive Officers

Title	Name	Main New Responsibilities
Senior Managing Executive Officers	Koshi Kitadai	President of Panasonic Electronic Devices Co., Ltd.

	Shunzo Ushimaru (Promoted)	In charge of Corporate Marketing Division for Panasonic Brand, concurrently Director of the same division, in charge of Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales / Electrical Supplies Sales / Project Sales and Building Products Sales, Matsushita Consumer Electronics Corporation, Advertising, Panasonic Center, Logistics, Corporate CS Division, Design, Network Marketing Strategy Office, Chairman of Corporate Brand Committee and Showroom Strategic Committee

Managing Executive Officers	Yoshiaki Kushiki	President of Panasonic Mobile Communications Co., Ltd.

	Yasuo Katsura	Director of Tokyo Branch

	Tameshige Hirata	President of Matsushita Ecology Systems Co., Ltd.

	Toru Ishida (Promoted)	President of Matsushita Battery Industrial Co., Ltd.

	Junji Esaka (Promoted)	In charge of Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company, Healthcare Business Company, and Matsushita Refrigeration Company (effective February 23)

	Katsutoshi Kanzaki (Promoted)	President of Panasonic Factory Solutions Co., Ltd., in charge of Matsushita Welding Systems Co., Ltd.

Executive Officers	Fujio Nakajima	Senior Vice President of Panasonic AVC Networks Company, Director of Technology Planning & Development Center and General Manager of Digital Broadcasting Business Promotion Office

	Tomiyasu Chiba	President of Panasonic Shikoku Electronics Co., Ltd.

	Nobutane Yamamoto	In charge of Procurement, concurrently Director of Corporate Procurement Division

	Kazuyoshi Fujiyoshi	President of Panasonic Communications Co., Ltd.

	Tomio Kawabe	Director of Corporate Management Division for Asia and Oceania, President of Panasonic Asia Pacific Pte. Ltd.

Executive Officers	Takae Makita	In charge of Information Systems, Associate Director of Corporate IT Innovation Division

	Hitoshi Otsuki	Director of Corporate Management Division for Europe, Chairman of Panasonic Europe Ltd.

- more -

Masashi Makino	Director of Corporate Manufacturing Innovation Division

Yoshinobu Sato	Director of Corporate Sales Strategy Division for National/Panasonic Retailers, President of Matsushita Life Electronics Corporation

Joachim Reinhart	COO of Panasonic Europe Ltd.

Yutaka Mizuno	Executive Vice President in charge of sales at Panasonic Automotive Systems Company, Director of Panasonic Automotive Systems (China) of Panasonic Corporation of China

Yoshihiko Yamada	Director of Corporate Management Division for North America, Chairman of Panasonic Corporation of North America

Kazuhiro Tsuga	In charge of Digital Network and Software Technologies, Overseas R&D Centers, Digital Network Strategic Planning Office

Ikuo Miyamoto	President of Motor Company

Ken Morita	Senior Vice President of Panasonic AVC Networks Company, Director of Visual Products and Display Devices Business Group

Hideo Kawasaki (Newly Appointed)	President of Semiconductor Company

Shigeru Omori (Newly Appointed)	Director of Corporate Industrial Marketing & Sales Division

Takumi Kajisha (Newly Appointed)	In charge of Corporate Communications Division, concurrently Director of the same division, in charge of CSR Office, Advertising Group, Corporate Citizenship Group, Vice Chairman of Showroom Strategic Committee

Masaaki Fujita (Newly Appointed)	Senior Vice President of Panasonic AVC Networks Company, Director of PDP TV Business Unit of Panasonic AVC Networks Company

Kazunori Takami (Newly Appointed)	In charge of Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, concurrently Director of Corporate Marketing Division for National Brand Home Appliances

Yoshihisa Fukushima (Newly Appointed)	In charge of Intellectual Property, Director of Corporate Intellectual Property Division, President of Intellectual Property Rights Operations Company

Makoto Uenoyama (Newly Appointed)	General Manager of Corporate Accounting Group

Note:	Hajime Sakai, Tomikazu Ise, Tsutomu Ueda, and Osamu Nishijima will retire from the office of Executive Officer.

- more -

4. Retirements and Appointments of Members of the Board of Directors and Corporate Auditors (Effective June 28, 2006)

Retirements

Title	Name	New Responsibilities
Executive Vice President	Kazuo Toda	Corporate Advisor

Director	Yoshitaka Hayashi	Executive Officer

Director	Masaki Akiyama	Corporate Advisor, in charge of Systems Technologies*, Matsushita Electric Industrial Co., Ltd.

*	Translation tentative

Appointments

Title	Name	Former (Current) Responsibilities
Senior Managing Director	Shunzo Ushimaru	Formerly Managing Executive Officer, Director of Corporate Marketing Division for Panasonic Brand, concurrently in charge of Matsushita Consumer Electronics Corporation and Network Marketing Strategy Office

Managing Director	Junji Esaka	Formerly Executive Officer, Vice President of Matsushita Home Appliances Company Currently in charge of Refrigeration and Air Conditioning Business, President of Matsushita Refrigeration Company

Corporate Auditor	Hiroyuki Takahashi	Currently Adviser, Japan Corporate Auditors Association

5. Members of the Board of Directors (Effective June 28, 2006)

(changes in titles shown in parentheses)

Title	Name	New Responsibilities
Chairman of the Board	Kunio Nakamura (Promoted)

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo (Promoted)

Executive Vice Presidents	Takami Sano	Representative in Tokyo, President of Panasonic Automotive Systems Company, in charge of Industrial Sales, Panasonic System Solutions Company, Corporate Construction Business Promotion Division, Panasonic EV Energy Co., Ltd.

	Susumu Koike	In charge of Technology, Semiconductor Company

	Tetsuya Kawakami	In charge of Finance and Accounting

Senior Managing Directors	Toshihiro Sakamoto	President of Panasonic AVC Networks Company

- more -

	Shunzo Ushimaru (Newly appointed)	In charge of Corporate Marketing Division for Panasonic Brand, concurrently Director of the same division, in charge of Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Matsushita Consumer Electronics Corporation, Advertising, Panasonic Center, Logistics, Corporate CS Division, Design, Network Marketing Strategy Office, Chairman of Corporate Brand Committee and Showroom Strategic Committee

Managing Directors	Takahiro Mori	In charge of Planning, Associate Director of Corporate Management Quality Innovation Division, Associate Director of Corporate IT Innovation Division, in charge of Panasonic Start-Up Fund

	Shinichi Fukushima	In charge of Personnel, General Affairs, Social Relations, Director of Corporate Diversity Promotion Division*, in charge of e-Work Promotion Office

	Junji Esaka (Newly appointed)	In charge of Home Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company, Healthcare Business Company, and Matsushita Refrigeration Company

Directors	Ikuo Uno

Yoshifumi Nishikawa

	Hidetsugu Otsuru	In charge of Facility Management, Quality Administration and Environmental Affairs, concurrently Director of Corporate Environmental Affairs Division, in charge of Recycling Business Promotion

	Mikio Ito	Director of Corporate Legal Affairs Division, in charge of Corporate Risk Management, Corporate Information Security, Business Ethics and Legal Consultations & Solutions Center*

	Ikusaburo Kashima	Deputy Chief of Overseas Operations, concurrently Director of Global Strategy Research Institute

Honorary Chairman of the Board of Directors and Executive Advisor	Masaharu Matsushita

6. Members of the Board of Corporate Auditors

Title	Name	New Responsibilities
Senior Corporate Auditors	Kazumi Kawaguchi	Chairman of Matsushita Group Corporate Auditors’ Council*

Yukio Furuta

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi (Newly appointed)

*	Translation tentative

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are “outside corporate auditors,” as provided by “the law concerning Exceptional Measures to the Commercial Code” of Japan.

- more -

7. Executive Officers

Title	Name	New Responsibilities
Senior Managing Executive Officer	Koshi Kitadai	President of Panasonic Electronic Devices Co., Ltd.

Managing Executive Officers	Yoshiaki Kushiki	President of Panasonic Mobile Communications Co., Ltd.

	Yasuo Katsura	Director of Tokyo Branch

	Tameshige Hirata	President of Matsushita Ecology Systems Co., Ltd.

	Toru Ishida	President of Matsushita Battery Industrial Co., Ltd.

	Katsutoshi Kanzaki	President of Panasonic Factory Solutions Co., Ltd., in charge of Matsushita Welding Systems Co., Ltd.

Executive Officers	Yoshitaka Hayashi	Director of Corporate Management Division for China and Northeast Asia, Chairman of Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President of Panasonic AVC Networks Company, Director of Technology Planning & Development Center and General Manager of Digital Broadcasting Business Promotion Office

	Tomiyasu Chiba	President of Panasonic Shikoku Electronics Co., Ltd.

	Nobutane Yamamoto	In charge of Procurement, concurrently Director of Corporate Procurement Division

	Kazuyoshi Fujiyoshi	President of Panasonic Communications Co., Ltd.

	Tomio Kawabe	Director of Corporate Management Division for Asia and Oceania, President of Panasonic Asia Pacific Pte. Ltd.

	Takae Makita	In charge of Information Systems, Associate Director of Corporate IT Innovation Division

	Hitoshi Otsuki	Director of Corporate Management Division for Europe, Chairman of Panasonic Europe Ltd.

Executive Officers	Masashi Makino	Director of Corporate Manufacturing Innovation Division

	Yoshinobu Sato	Director of Corporate Sales Strategy Division for National/Panasonic Retailers, President of Matsushita Life Electronics Corporation

	Joachim Reinhart	COO of Panasonic Europe Ltd.

	Yutaka Mizuno	Executive Vice President in charge of sales at Panasonic Automotive Systems Company, Director of Panasonic Automotive Systems (China) of Panasonic Corporation of China

- more -

	Yoshihiko Yamada	Director of Corporate Management Division for North America, Chairman of Panasonic Corporation of North America

	Kazuhiro Tsuga	In charge of Digital Network and Software Technologies, Overseas R&D Centers, Digital Network Strategic Planning Office

	Ikuo Miyamoto	President of Motor Company

	Ken Morita	Senior Vice President of Panasonic AVC Networks Company, Director of Visual Products and Display Devices Business Group

	Hideo Kawasaki	President of Semiconductor Company

	Shigeru Omori	Director of Corporate Industrial Marketing & Sales Division

	Takumi Kajisha	In charge of Corporate Communications Division, concurrently Director of the same division, in charge of CSR Office, Advertising Group, Corporate Citizenship Group, Vice Chairman of Showroom Strategic Committee

	Masaaki Fujita	Senior Vice President of Panasonic AVC Networks Company, Director of PDP TV Business Unit of Panasonic AVC Networks Company

	Kazunori Takami	In charge of Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products and concurrently Director of Corporate Marketing Division for National Brand Home Appliances

	Yoshihisa Fukushima	In charge of Intellectual Property, Director of Corporate Intellectual Property Division and President of Intellectual Property Rights Operations Company

	Makoto Uenoyama	General Manager of Corporate Accounting Group

8. Appointment of Business Domain Company President (Effective April 1, 2006)

Title	Name	New Responsibilities
Executive Senior Councilor	Takashi Toyama	President of Panasonic System Solutions Company, Director of Corporate Construction Business Promotion Division, Director of Corporate eNet Business Division

- more -

About Panasonic

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$81.44 billion for the year ended March 31, 2005. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

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